UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SCHEDULE SC 13D/A

Under the Securities Exchange Act of 1934

ETOTALSOURCE, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

297719106
(CUSIP Number)

Mark A. Uram
11223 Cameron Parkway
Orland Park, IL 60467
(312) 342-0782

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy To:

Mark A. Uram
11223 Cameron Parkway
Orland Park, IL 60467
(312) 342-0782

April 13, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.













                                  SCHEDULE SC 13D/A

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1                       NAME OF REPORTING PERSON

                        Mark A. Uram
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2                       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|

                                                                         (b) |_|
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3                       SEC USE ONLY

----------------------- --------------------------------------------------------
4                       SOURCE OF FUNDS

                        PF
----------------------- --------------------------------------------------------
5                       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                        PURSUANT TO ITEMS 2(d) or 2(e) (  )
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6                       CITIZENSHIP OR PLACE OF ORGANIZATION

                        Illinois, USA
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NUMBER OF SHARES        7	SOLE VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON        	90,075,000
WITH
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			8	SHARED VOTING POWER

                                0
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                        9	SOLE DISPOSITIVE POWER

                                90,075,000
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                        10	SHARED DISPOSITIVE POWER

                                0
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11                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                        PERSON

                            	90,075,000
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12                      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                        CERTAIN SHARES             (  )
----------------------- --------------------------------------------------------
13                      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          	30.25%
----------------------- --------------------------------------------------------
14                      TYPE OF REPORTING PERSON

                          	IN
----------------------- --------------------------------------------------------





Item 1.   Security and Issuer

      This statement relates to shares of common stock, no par value per share (the "Shares"), of eTotalsource, Inc. a Colorado corporation (the "Issuer").
The Principal, executive office of the Issuer is located at 1818 N. Farwell Ave, Milwaukee, WI 53202.

Item 2. Identity and Background

      Not applicable.

Item 3. Source and Amount of Funds or Other Consideration

      All Shares were acquired through cash purchase in open market transactions.

Item 4. Purpose of Transaction

      The Reporting Person acquired the Shares for personal investment and invests independently of investment advice given by investment publications, investment message boards, investment blogs, or investment relations personnel. The Reporting Person does not have present intentions of selling, granting any participation in, or otherwise distributing the acquired Shares.

(a) As of April 13, 2009, Reporting Person was the record and beneficial owner of 90,075,000 Shares, representing 30.25% of the issued and outstanding Shares, as reported to the shareholder, by Executive Registrar & Transfer Agent, Inc. (Transfer Agent), on November 27, 2007. As of April 15, 2008, Reporting Person owned >20%, resulting in the filing of this Schedule SC 13D/A, and any and all Schedule SC 13D/A filings since.

The Reporting Person has no present plans or intentions which would result in, or relate to, any transactions as described in subparagraphs (b) through (j) of
Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

      (a) - (b) Since filing on March 17, 2009, and as of April 13, 2009, Reporting Person had added an additional aggregate of 6,000,000 Shares. As a result, Reporting Person was the record and beneficial owner of 90,075,000 Shares, representing 30.25% of the issued and outstanding Shares, as reported to the shareholder, by the Transfer Agent. As of November 27, 2007, the company had 299,998,972 common Shares issued and outstanding and had 300,000,000 common shares authorized. Reporting Person has sole power to vote and to dispose or to direct the disposition of all his Shares.

      (c) - (e) Not applicable.

Item 6. Contract, Arrangements, Understandings, or Relationships with respect to Securities of the Issuer

      Not applicable.

Item 7. Material to be Filed as Exhibits

      Not applicable.







SIGNATURE

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated:  April 21, 2009             REPORTING PERSONS:

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                                                                  Mark A. Uram